SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C.  20549

                              Schedule 13D

                Under the Securities Exchange Act of 1934

                            (Amendment No. 3)

                            Innovo Group Inc.
                        _________________________
                            (Name of Issuer)



                 Common Stock, Par Value $.01 Per Share
                        _________________________
                     (Title of Class of Securities)



                               457954 50 1
                        _________________________
                             (CUSIP NUMBER)



     Patrick Daugherty, Esq.; Nelson, Mullins, Riley & Scarborough;
           NationsBank Corporate Center, Suite 3350, 101 North
                  Tryon Street, Charlotte, NC   28244;
                        Telephone (704) 417-3101
                        _________________________
        (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications)



                              May 23, 1997
                        _________________________
         (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [  ].

Check the following box if a fee is being paid with this statement
[  ].


             Page 1 of 9 pages.  Exhibit index is on page 8.
                              SCHEDULE 13D

                            (AMENDMENT NO. 3)

                         (Cover Page -- Part II)

CUSIP NO. 457954 50 1

_________________________________________________________________
      1)   Name of Reporting Person/S.S. or I.R.S. Identification
           No. of Above Person:

                         Patricia Anderson-Lasko
________________________________________________________________
      2)   Check the Appropriate Box if a Member of a Group:
           (a)   [ ]
           (b)   [ ]
________________________________________________________________
      3)   SEC Use Only

________________________________________________________________
      4)   Source of Funds:

                         OO and PF.  See Item 3.
________________________________________________________________
      5)   Check Box if Disclosure of Legal Proceedings is Required
           Pursuant to Item 2(d) or 2(e):         [ ]

_______________________________________________________________
      6)   Citizenship or Place of Organization:

                                Tennessee
______________________________________________________________
Number of Shares            7)   Sole Voting Power:
Beneficially Owned                     4,282,007
by Each Reporting                ________________________________
Person With                 8)   Shared Voting Power:
                                          79,432
                                 ________________________________
                            9)   Sole Dispositive Power:
                                       4,282,007
                                 ________________________________
                          10)    Shared Dispositive Power:
                                          79,432
                                 ________________________________

      11)  Aggregate Amount Beneficially Owned by Each Reporting
           Person:
                      4,361,439 shares
______________________________________________________________

                            Page 2 of 9 pages
      12)  Check Box if the Aggregate Amount in Row (11) Excludes
           Certain Shares:       [ ]

______________________________________________________________

      13)  Percent of Class Represented by Amount in Row (11):

                                  12.4%
______________________________________________________________

      14)  Type of Reporting Person:

                                   IN
______________________________________________________________







































                           Page 3 of 9 pages.

Item 1.    Security and Issuer.

           This Amendment No. 3 ("this Amendment" or "Amendment No.
           3) to the September 7, 1993 Schedule 13D (the "Original
           Schedule 13D") and the September 26, 1993 Amendment to the original Schedule 13D ("Amendment No. 1") and the July 22, 1994 Amendment ("Amendment No. 2") of Patricia Anderson-Lasko (hereinafter referred to as "Ms. Anderson"), is filed with respect to the common stock, par value $.01 per share (the "Common Stock"), of Innovo Group Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 27 North Main Street, Springfield, Tennessee 37172.

Item 2.    Identity and Background.

           No amendment to this Item 2.

Item 3.    Source and Amount of Funds or Other Consideration.

           Item 3 is amended to read as follows:

           Ms. Anderson acquired, on August 23, 1993, the right to any shares remaining from 38,764 shares of Common Stock (the "Pledged Shares") held by the GEM Group Incorporated ("GEM") as security for the indebtedness of the Company to GEM. Through December 23, 1993, GEM had disposed of all but 15,700 of the pledged shares. On December 23, 1993, the Company reached an agreement with GEM which provided, in part, that such 15,700 shares (the "Remaining Pledged Shares") were to be held as security against a note (the "GEM Note") in the amount of $300,000, due June 1, 1994, given by the Company to GEM in partial settlement of its obligations to GEM. During fiscal 1995 GEM received the proceeds from its sale of 15,700 Remaining Pledged Shares and applied such amounts to reduce the balance owed to it by the Company. The Company issued Ms. Anderson 15,700 shares (the "Replacement Shares") to replace the Remaining Pledged Shares.

           On September 29, 1993, the Company authorized the issuance of 46,307 shares (the "Exchanged Shares") of Common Stock, coupled with an option to sell the Exchanged Shares to the Company, to Ms. Anderson, together with $.32 in cash, in consideration for the cancellation of the Company's indebtedness in the amount of $347,302.82 owed to Ms. Anderson. The option to sell the Exchanged Shares to the Company expired in April, 1995.



                           Page 4 of 9 pages.
           The 4,361,439 shares of common stock reported by this Amendment as beneficially owned by Ms. Anderson include 79,432 shares owned by DWL International (the "DWL Shares"). Under the rules of the Commission, Ms. Anderson may be deemed to have shared voting and dispositive power with respect to the DWL Shares because Ms. Anderson's spouse owns a controlling interest in, and is an executive officer of, DWL International.

           The 4,361,439 shares of common stock reported by this Amendment as beneficially owned by Ms. Anderson include
           4 million shares ("the Award Shares") which Ms. Anderson has the right to acquire pursuant to a Stock Purchase Right Award ("the Award") made to her in February, 1997. The Award was made at a time when the Company did not have any material number of authorized but unissued or otherwise unreserved shares of common stock and was subject to a condition that limited Ms. Anderson's exercise to such number of shares of common stock as were authorized but unissued or otherwise unreserved until such time as the Company's stockholders approved, and the Company took such other actions as were necessary, to increase the number of authorized shares of common stock. The stockholders of the Company approved an increase in the number of authorized shares of common stock, to 70 million, on April 4, 1997, and on May 23, 1997 the Company completed the filing of an amended Certificate of Incorporation to reflect the increase. Accordingly, on May 23, 1997, the Company reserved from its unissued common stock 4 million shares of common stock for issuance upon Ms. Anderson' exercise, if any, of the Award, and the Award became exercisable.

           Pursuant to the terms of the Award, Ms. Anderson has been granted the right to purchase up to 4 million shares of common stock at a price of $.28125 per share. The Award is exercisable from April 30, 1997 until April 30, 2002, provided that at the time of any exercise Ms. Anderson is still employed by the Company. Under the terms of the Award Ms. Anderson may pay for any shares purchased by the delivery of (i) cash or (ii) a non-recourse promissory note, bearing no interest, due April 30, 2002. A note, if delivered, would be collateralized by the shares purchased therewith, which shares would be forfeited to the extent the note is not paid on or before maturity, and would be payable (including prepayable) in whole or in part, by the delivery to the Company of (i) cash payment or (ii) other shares of the common stock that Ms. Anderson has owned for a period of at least six months, which shares would be credited against the note on the basis of the closing bid price for the Company's common stock on the date of delivery. The Award is fully

                           Page 5 of 9 pages.
           vested, is exercisable until April 30, 2002 so long as Ms. Anderson remains employed by the Company, and is exercisable for a period of 30 days following a termination of Ms. Anderson's employment by reason of her death or disability. The termination of Ms. Anderson's employment would not affect her rights to any shares already purchased pursuant to the Award, including the right to vote and receive dividends or distributions with respect to those shares, including any shares collateralizing any unpaid note, except that any dividends or distributions made with respect to shares collateralizing any unpaid note will be held in the escrow to be established for such shares and note until such time, if any, as such note is paid.

           The remaining 220,000 shares ("the Original Shares") were acquired from the Company in an August 1990 share exchange with a predecessor of the Company. The consideration paid by Ms. Anderson for the Original
           Shares consisted of common stock issued by the Company's predecessor.

Item 4.    Purpose of Transaction

           Item 4 is amended to refer to the 4,361,439 shares of Common Stock reported by this Amendment.

Item 5.    Interest in Securities of the Issuer

           Item 5 is amended to read as follows:

           The 4,361,439 shares constitute approximately 12.4% of the Common Stock outstanding at the date of filing this Amendment.

           Except as set forth below and as described in Item 3 of Amendment No. 2, Amendment No. 1 and the Original
           Schedule 13D, Ms. Anderson has not effected any transactions in the common stock during the past 60 days:

                 (a) On May 25, 1997 the Award became exercisable as described in Item 4.

           The following sets forth a reconciliation of the shares reported as beneficially owned in this Amendment No. 3 to the amounts reported as beneficially owned in Amendment No. 2.






                              Page 6 of 9 pages.

                 Sole      Shared       Sole           Shared          Total
                 Voting    Voting     Dispositive      Dispositive     Beneficial
                 Power     Power        Power          Power           Ownership

As reported in
 Amendment No.
 2, adjusted
 for June, 1995
 reverse split    457,007  79,742     357,007          79,432           536,439

Loss of Financed
 Shares           (75,000)            (75,000)                          (75,000)

Sale by Bauman of
 Bauman shares   (100,000)                                             (100,000)

Award Shares     4,000,000            4,000,000                        4,000,000
                 _______________________________________________________________

As reported in
 this Amendment
 No. 3           4,282,007 79,742     4,282,007        79,432          4,361,439

           The Financed Shares (as defined in Amendment No. 2) were purchased by Ms. Anderson in August, 1993 in consideration for a non-recourse note ("the Note") collateralized by the Financed Shares. Ms. Anderson elected not to pay the Note when due, as a result of which the Financed Shares were surrendered to the holder of the Note.

           The shares reported and beneficially owned in Amendment No. 2 included shares owned by Jerome Bauman ("the Bauman Shares"), which Ms. Anderson had the right to vote while owned by him. Mr. Bauman sold the Bauman shares in 1995 and 1996, as a result of which Ms. Anderson no longer has voting power with respect to such shares.

           Ms. Anderson has sole voting and dispositive power over the shares, except as described in Item 3 as amended by this Amendment No. 3.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           Item 6 is amended to delete the third paragraph in the Original Schedule, as amended in Amendment No. 2.

           Item 6 is amended to delete the references to the Bauman shares added in Amendment No. 2.


                           Page 7 of 9 pages.
Item 7.    Material to be filed as Exhibits

           None.

















































                           Page 8 of 9 pages.
                                SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    July 3, 1997

                                 /s/ Patricia Anderson-Lasko(L.S.)
                                 ______________________________
                                     Patricia Anderson-Lasko








































                           Page 9 of 9 pages.